

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 3, 2015

Thomas Howells
Chief Executive Officer
Concept Holding Corp.
4685 S. Highland Drive, Suite 202
Salt Lake City, UT 84117

     Re: Concept Holding Corp.
              Registration Statement on Form 10
              Filed September 22, 2015
              File No. 000-55512

Dear Mr. Howells:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Era Anagnosti

                                    Era Anagnosti
                                    Legal Branch Chief
                                    Office of Financial Services

cc: Victor Schwarz
        Victor D. Schwarz, PC